December 14, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Eric McPhee/ Mr. Wilson Lee

Re:	La Rosa Holdings Corp.
Amendment No. 3 to Registration Statement on Form S-1 Filed October 12, 2022
File No. 333-264372

Dear Mr. McPhee and Mr. Lee:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 27, 2022 with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 4 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment 3 to Form S-1 filed October 12, 2022

Cover Page

1. We note your response to comment 1. Your revised disclosure on page 8 states that the selling shareholders are offering a maximum of 981,749 shares, which is not consistent with your filing fee exhibit or your cover page. Please revise.

The Selling Shareholder table has been changed by the deletion of an employee who no longer works for the Company and the re-distribution of his shares to other agents, of four agents who are no longer affiliated with the Company, and one convertible note holder who has been repaid in full and by the addition of two new convertible note holders. We have also revised the disclosure on page 8, cover page and in the filing fee exhibit.

2. We note you indicate that net proceeds from the offering are $4.99M, while elsewhere in the filing the net proceeds are disclosed as $5.44M. Please reconcile this discrepancy, and please provide us with a detailed calculation of how you arrived at your net offering proceeds. In your next amendment, please ensure amounts disclosed are consistent throughout the filing. To the extent similarly described items are not calculated consistently, please explain differences and rationale for presenting separate amounts.

The amount of the net proceeds has been revised to be consistent throughout the prospectus. The Company has determined the net proceeds based on the estimated gross proceeds from the sale of 700,000 Units at an assumed offering price of $10.00 per Unit, equating to $7,000,000 of gross proceeds, less an Underwriter discount of 7% of the gross proceeds ($490,000), Underwriter non-accountable expenses of 1% of the gross proceeds ($70,000), Underwriter accountable expenses ($125,000), and other offering cash expenses constituting accounting, legal, consulting, printing, and securities listing fees ($1,281,000), resulting in net proceeds of $5,034,000.

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3. We note your tabular disclosure of the loans made to the Company by Mr. Joseph La Rosa that are intended to be paid with a portion of the net proceeds, and that these loan amounts total $765,000, but elsewhere in the filing, and in your response, you indicate that only $450,000 will be repaid to Mr. La Rosa. Please reconcile this discrepancy, and to the extent all of the loans made by Mr. La Rosa are not repaid, indicate which loans will remain outstanding.

In the prior filing, Mr. Joseph La Rosa originated and funded loans totaling $450,000 through June 30, 2022, including a loan made on June 29, 2022 for $350,000, of which $150,000 was funded on July 5, 2022. In addition, Mr. La Rosa originated and funded loans to the Company on July 29, 2022 for $70,000 and on October 3, 2022 for $95,000, equaling $765,000, as noted in the table below:

	Originated	Funded
02/25/22	$100,000	$100,000
04/29/22	$100,000	$100,000
05/17/22	$50,000	$50,000
06/29/22	$350,000	$200,000
June 30, 2022	$600,000	$450,000
07/05/22		$150,000
07/29/22	$70,000	$70,000
10/03/22	$95,000	$95,000
As of October 12, 2022 S-1/A Filing	$765,000	$765,000

 Mr. La Rosa also funded a loan to the Company on December 2, 2022 with a principal balance of $491,530, which has been disclosed in the current amended filing.

The Company will not be using any of the net proceeds from the offering to repay the loans to Mr. La Rosa. All loan repayments to Mr. La Rosa will be paid monthly to and through the maturity date of the various promissory notes and will come only from cash generated from the Company’s operations, with the exception of the December 2, 2022 loan, which may be converted into equity at the option of Mr. La Rosa if and when the offering occurs at a discount of twenty-five percent (25%) to the offering price per Unit.

Capitalization, page 36

4. Please provide us with a detailed calculation of how you arrived at the Unaudited Pro Forma As Adjusted cash and Additional Paid in Capital balances. Please include a breakdown of the component and transaction amounts taken into account to arrive at the final balance and an explanation of each component and/or transaction. Your response and disclosures should be clear and concise and allow users to understand what these amounts encompass and how such amounts were determined.

We have amended the Unaudited Pro Forma As Adjusted disclosures to account for the results of the Company through September 30, 2022, which excludes any additional debt issuances after September 30, 2022. The detailed calculation is below:

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	Unaudited Actual	Derivative Liability	Convertible Debt	Convertible Debt Interest	Convertible Debt Shares (as of 9/30/22)	Unaudited Pro Forma	Net Proceeds From Offering	Repayment of Note Payable	Repayment of Int on Note Payable	Deferred Offering Costs^	Remove Convertible Debt Shares (as of 9/30/22)	Add Share Issuance on Offering*	Unaudited Pro Forma As Adjusted
Cash	66,961					66,961	5,033,584	(250,000)	(907)				4,849,637
Working capital	(2,227,537)	166,035	510,755	71,376		(1,479,372)	5,033,584	(250,000)	(907)				3,303,305
Convertible debt	510,755		(510,755)			-							-
Derivative liability	166,035	(166,035)				-							-
Accrued expenses	350,282			(71,376)		278,905			(907)				277,998
Notes payable	655,300					655,300		(250,000)					405,300
Stockholders' Equity
Preferred atock
Common atock - dollars	300				7	307					(7)	344	644
Common atock - shares	3,000,000				73,409	3,073,409					(73,409)	3,441,640	6,441,640
APIC	425,316	166,035	510,755	71,376	(7)	1,173,474	5,033,584			(1,501,532)	7	(344)	4,705,189
Accumulated deficit	(3,254,454)					(3,254,454)							(3,254,454)
Total Stockholders' Equity	(2,828,838)	166,035	510,755	71,376	-	(2,080,673)	5,033,584	-	-	(1,501,532)	-	-	1,451,379

Total Capitalization	(1,496,749)			71,376		(1,425,373)	5,033,584	(250,000)		(1,501,532)			$1,856,679

* Please see response to Comment No. 9 for the detailed calculation of the capital stock outstanding after the offering.

^ Deferred offering costs consist of cash and non-cash amounts of $1.1 million and $0.4 million, respectively.

Note: The subtotals and totals may not add down or across due to immaterial rounding adjustments.

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5. Please address the following related to your capitalization table:

•	Please clarify why certain long-term obligations, such as notes payable, are not included.

•	Please tell us how the 69,453 shares to be issued in conjunction with the note conversions was calculated. We note this does not agree to the 71,777, 71,117 or 74,102 shares to be issued in conjunction with the conversions noted in various other places in the filing.

•	Please tell us why your disclosure of excluded shares outstanding below the table does not include any of the private placement shares.

In your next amendment, please ensure amounts disclosed are consistent throughout the filing and revised disclosures include enough clarity to understand how amounts are derived. To the extent certain components are excluded from the overall calculation, such amounts should be highlighted and accompanied by explanations for why such exclusions are made.

The updated pro forma capitalization disclosure now includes all external debt payable as of September 30, 2022.

The convertible notes that have been issued by the Company will continue to accrue interest until maturity, which will occur on the earlier of the Company’s initial public offering or January 31, 2023. The conversion shares in the pro forma table are calculated as of the balance sheet date (previously as of June 30, 2022 and currently as of September 30, 2022). The shares elsewhere included in the filing are as of the expected initial public offering date, which is now January 15, 2023. We have included the shares calculated as of September 30, 2022 of 73,409 in the “Unaudited Pro Forma” column, which aligns with the dollar value of the conversion of the convertible notes. We have replaced the shares calculated as of September 30, 2022 with the shares calculated as of January 15, 2023 of 87,605 in the “Unaudited Pro Forma As Adjusted” column, which aligns with the shares to be issued in conjunction with the offering. We have included additional footnote disclosures that explain these assumptions.

The only privately placed shares that were outstanding as of September 30, 2022 were the 3,000,000 (adjusted for the reverse stock split) shares issued to Mr. La Rosa as “founder” shares. The amended filing includes disclosures and explanations that we believe clarify how amounts were derived, including amounts that are included or excluded in the calculations.

Dilution, page 38

6. Please provide us with a detailed calculation of your historical net tangible book value per share as of June 30, 2022 and the pro forma as adjusted net tangible book value per share after the Offering. Your response should contain the itemized components of each calculation and each component should be explained, described, and reconciled to the information already disclosed within your registration statement. To the extent certain information is excluded from your calculation, please disclose such amounts and explain why such amounts have been excluded. In addition, please ensure the calculations disclosed are consistent throughout the filing. For example, we note your current table of dilution information does not agree to the narrative description you have in the preceding two paragraphs of the table.

We calculate net tangible book value per share by dividing the net tangible book value, defined as tangible assets less total liabilities, by the number of outstanding shares of our Common Stock. Deferred offering costs are an intangible asset which are not included in net tangible book value.

The detailed calculation of the historical tangible book value per share as of September 30, 2022 and the pro forma as adjusted net tangible book value per share after the offering is below:

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	Unaudited Actual		Reduction in Liabilities for Derivative Liability	Reduction in Liabilities for Debt Conversion (Principal)	Reduction in Liabilities for Debt Conversion (Accrued Int)	Net Proceeds From Offering	Share Issuance on Offering	Unaudited Pro Forma As Adjusted
Total assets	$3,296,223
Less:
Deferred offering costs	(1,501,532)
Total liabilities	(6,125,061)
Net Tangible Book Value (Deficit):	($4,330,370)		$166,035	$510,755	$71,376	$5,033,584		$1,451,380

Shares Outstanding	3,000,000						3,441,640	6,441,640
Net Tangible Book Value (Deficit) Per Share	($1.44)	a						$0.23	b

Increase in Net Tangible Book Value Per Share (b - a)	$1.67
Proposed offering price	$10.00	c
Dilution (c - b)	$9.77

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Unaudited Pro Forma Financial Statements, page 54

7. Please address the following with respect to the footnotes to your unaudited pro forma financial statements:

•	Note 2a states that in addition to the $460,000 underwriting fee (elsewhere disclosed as $490,000), you will incur $1.6 million in cash direct offering related costs, which would result in net proceeds of something less than $5 million, although you have disclosed net proceeds of $5.44 million in your pro forma balance sheet. Please reconcile.
•	The pro forma balance sheet displays a $1.33 million reduction in other assets with a footnote reference of 2a, but this does not appear to be discussed in footnote 2a. Please tell us what this reduction relates to and revise your footnote disclosure accordingly.
•	Note 2a states that there will be $4.9M of direct offering costs due to consultants paid in equity and refers to footnote g. Note g explains $2,748,970 being paid to settle outstanding accounts payable. Please reconcile.
•	Note 2b discusses 705,552 shares of La Rosa Holdings Corp.'s Common Stock with an aggregate value of $14,510,975, well in excess of $10 per share. please reconcile.
•	Noncontrolling interest of $5.7 million on the pro forma balance sheet has a footnote reference of 2b, but does not appear to be addressed in footnote 2b. Please tell us how this minority interest is calculated and revise your footnote disclosure accordingly.
•	The 369,379 shares payable to certain officers in note 2e appears to be erroneously carried forward from the previous amendment. Please revise.
•	There is an unexplained reduction of APIC of $3,330,400 with the footnote 2g that does not appear to be address in footnote 2g. Please explain this adjustment in your response and revise your footnote disclosure accordingly.
•	Please provide us with calculations for the weighted average pro forma shares outstanding as of December 31, 2021 and June 30, 2022

Please ensure that all notes for the transaction adjustments provides sufficient detail to understand what comprises the adjustment amounts and how such amounts were calculated and/or derived.

The disclosure of Note 2a has been updated to reflect the Underwriting fee of $490,000 and the remaining costs of $1.476 million, together totaling $1.966 million, with net proceeds of $5.034 million, which is consistently disclosed elsewhere in the Filing.

The disclosure of Note 2a has been updated to reflect the write-off of both cash and non-cash deferred offering costs of $1.1 million and $0.4 million, respectively, and total $1.5 million, the amount of which is classified as “Other Assets” on the balance sheet (formerly $1.33 million in the previous filing).

The prior disclosure of Note 2a erroneously reflected $4.9 million of direct offering costs. The disclosure has been updated to reflect the corrected information as of September 30, 2022.

The prior disclosure of Note 2b erroneously reflected the purchase consideration of the franchisees as $14,510,975, which represented the enterprise value of the six entities. The disclosure of Note 2b has been updated to reflect the correct and current purchase consideration of $8,055,488, of which $1,000,000 will be paid in cash and $7,055,488 will be paid in equity, constituting 705,547 shares based on the assumed offering price set forth in the prospectus.

The disclosure of Note 2b has been updated to reflect the non-controlling interest of $5.7 million, which is the difference between the enterprise value of the six acquired entities of $13,763,924 less the purchase consideration of $8,055,488.

The disclosure of Note 2e has been updated to reflect the shares payable to certain officers of the Company upon a successful offering, which totals 1,015,000 shares and includes 850,000 shares to the CEO and 165,000 shares to the CFO.

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The prior filing erroneously footnoted the reduction in APIC of $3,330,400 with the footnote 2g, which should have been 2f. The current table has been updated to correct this error.

The calculation of the weighted average pro forma shares outstanding as of December 31, 2021 and September 30, 2022 is below:

Unaudited Actual

Transaction	Issuance/	Shares		Weighted
Date	(Cancel)	Outstanding	Days	Average
12/31/21		3,000,000	21	230,769
01/21/22	120,000	3,120,000	252	2,880,000
09/30/22	(120,000)	3,000,000	0	0
			273	3,110,769

Unaudited Pro Forma As Adjusted

Transaction	Issuance/	Shares		Weighted
Date	(Cancel)	Outstanding	Days	Average
12/31/21		6,441,640	21	495,511
01/21/22	120,000	6,561,640	252	6,056,898
09/30/22	(120,000)	6,441,640
			273	6,552,409

Security Ownership, page 96

8. Please tell us why the 250,000 shares issuable to Mr. La Rosa are not included in the Beneficial Ownership column.

The shares to be issued to Mr. La Rosa, as well as to the other officers pursuant to their employment agreements have now been included in the footnotes to the Principal Stockholder table.

9. Please provide us with a detailed calculation of the 4,841,087 shares as noted in footnote 3. Your response should include an itemized breakdown of each component that comprise the balance and also quantify the shares that are excluded. For both the included and excluded shares, your response should cross reference and agree to the amounts disclosed within your registration statements. Please ensure amounts detailed in your response are consistent with amounts disclosed and referenced to the registration statement.

The updated share count in footnote 3 is now 6,441,640, which is consistently disclosed throughout the filing. The detailed calculation of amounts included in this share count is below:

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			Disclosure Reference
Shares Outstanding Before Offering		3,000,000	Summary of the Offering
ADD
IPO Shares	700,000		Offering cover page
CEO Shares (IPO shares, less 10% to Mr. Bonilla)	765,000		Footnote 3 of beneficial ownership table
Mr. Bonilla Shares	85,000		Footnote 3 of beneficial ownership table
CFO Restricted Shares	165,000		Executive And Director Compensation - Employment Agreement for Mr. Metzroth
Franchisee Shares	705,547		Footnote b of Note 2. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022
Convertible Debt Shares	87,605		Footnote 1 of the Capitalization Table
Agent Shares	198,425		2022 Equity Incentive Plan
Common Stock to consultants, counsel and accountants	457,666		Introduction to Unaudited Pro Forma Condensed Financial Information - bullet 4 under the heading "Initial Public Offering of Company Units"
Conversion of accounts payable	274,897		Introduction to Unaudited Pro Forma Condensed Financial Information - bullet 2 under the heading "Initial Public Offering of Company Units"
Common stock to the holder of a Note Payable upon maturity	2,500		NOTE 9 - Subsequent Events to Notes of the Interim Unaudited Condensed Consolidated Financial Statements
Additional Shares		3,441,640
Shares Outstanding upon the closing of the Offering		6,441,640

The excluded shares from the calculation are disclosed in footnote 1 of the summary of the offering.

Selling Stockholders, page 98

10. Please tell us why you have excluded certain shares disclosed elsewhere in the filing as being issuable in connection with the offering, as well as shares issued prior to the date of the Offering, from the shares outstanding after the Offering. We note your disclosure of certain shares that have been issued, or that will be issued on the closing date of the offering, on page 106.

All share ownership amounts for the Selling Stockholders now include shares issuable in connection with the offering as well as shares to be issued on or prior to the date of the offering.

11. We note your footnotes 9 through 29 as well as footnote 4 that indicate that these parties have already acquired the related shares, although your disclosure elsewhere in the filing indicates that these shares will be issued immediately prior to or on the closing date of the Offering. Please clarify whether or not these shares have already been issued.

The disclosure has been revised to state that the shares will be issued on or prior to the closing date of the offering.

La Rosa Holdings Corp. and Subsidiaries Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 8 - Subsequent Events, page F-45

12. Please address the following with respect to your subsequent events:

•	The 4th paragraph notes that interest accrues on the principal amount at 15% per annum. Please provide additional details about the note being discussed, including, but not limited to, the amount of the note as well as the party to which the note was issued.
•	Please tell us why certain of the shares disclosed in the Private Placements disclosure on page 106 are excluded from the shares you have agreed to issue subsequent to June 30, 2022.

The disclosure of the subsequent event of the note payable now appears under the “Note Payable” heading of the Debt Footnote of the Interim Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2022. The disclosure has been revised to include additional details, including the amount of the note and the party to which the note was issued.

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The disclosure of shares to be issued subsequent to September 30, 2022 is now consistent with the shares disclosed elsewhere in the filing.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP
rcarmel@cmflllp.com

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